FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2003

                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                               15 Marylebone Road
                                     London
                                     NW1 5JD
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)
                              Yes .....    No ..X...

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




29 August 2003



               COLT APPOINTS ANDREAS BARTH TO BOARD OF DIRECTORS

COLT Telecom Group plc (COLT), a leading European provider of business communication services, announced today the appointment of Andreas Barth as a non-executive director with effect from 01 September 2003.

Mr Barth is currently a senior advisor to General Atlantic Partners, a private equity investment firm, Chairman of the board of BOG Management GmbH and a member of the supervisory board of TDS Informationstechnologie AG. From 1991 to 1999 he was Senior Vice President and General Manager Europe, Middle East and Africa with Compaq Computer Corporation and had previously held management positions at Thomson-CSF, Texas Instruments and Ford.

Mr Barth is married with two children and lives in Grunwald, Germany.

COLT Chairman, Barry Bateman said:

"I am pleased to announce that Andreas Barth is joining the Board of COLT. He has an impressive track record in leading large organisations. His business experience and strong commercial drive will make a valuable contribution to the growth and development of COLT."

ABOUT COLT

COLT Telecom Group plc is a leading pan-European provider of business communications services. COLT has over 17,000 network services and eBusiness customers. The company owns an integrated 20,000 kilometre network that directly connects over 9,000 buildings in 32 major cities in 13 countries augmented with a further 41 points of presence across Europe and 11 Internet Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net.


CONTACT

John Doherty
Director Corporate Communications
Tel: +44 20 7390 3681
Email: jdoherty@colt-telecom.com





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.


Date: 29 August 2003                                 COLT Telecom Group plc


                                                     By: ___Mark A. Jenkins___

                                                     Mark A. Jenkins
                                                     Company Secretary